UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

KKR & Co. Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
48251W 104
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48251W 104	13G
1	NAMES OF REPORTING PERSONS
KKR Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
258,726,163

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
258,726,163

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
258,726,163

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 48251W 104	13G
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,930,056

	6	SHARED VOTING POWER
258,744,067

	7	SOLE DISPOSITIVE POWER
7,930,056

	8	SHARED DISPOSITIVE POWER
258,744,067

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,674,123

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
31.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 48251W 104	13G
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,718,755

	6	SHARED VOTING POWER
258,728,840

	7	SOLE DISPOSITIVE POWER
6,718,755

	8	SHARED DISPOSITIVE POWER
258,728,840

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
265,447,595

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
31.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

STATEMENT ON SCHEDULE 13G

This is Amendment Number 11 to the Statement on Schedule 13G filed on February 14, 2011 (the “Schedule 13G”).

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of Common Stock (the “Common Stock”) of KKR & Co. Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

KKR & Co. Inc.

(b)	Address of Issuer’s Principal Executive Offices:

30 Hudson Yards
New York, NY 10001

Item 2.

(a)	Name of Persons Filing:

KKR Holdings L.P.
Henry R. Kravis
George R. Roberts

(b)	Address of Principal Business Office, or, if none, Residence:

The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, NY 10001

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

48251W 104

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2021, KKR Holdings L.P. may be deemed to be the beneficial owner of 258,726,163 shares of Common Stock, consisting 258,726,163 Class A partner interests in KKR Group Partnership L.P. (“KKR Group Partnership Units”) (which are, together with shares of Series II preferred stock of the Issuer, exchangeable into shares of Common Stock on a one-for-one basis) that it owns.

KKR Holdings L.P. is a limited partnership that is controlled by KKR Holdings GP Limited, its sole general partner. Messrs. Henry Kravis and George Roberts, by virtue of their rights under the organizational documents of KKR Holdings GP Limited, may be deemed to beneficially own the KKR Group Partnership Units and shares of Common Stock owned by KKR Holdings L.P.

As of December 31, 2021, Mr. Kravis may be deemed to be the beneficial owner of 266,674,123 shares of Common Stock, based on the 258,726,163 KKR Group Partnership Units owned by KKR Holdings L.P., 2,677 shares of Common Stock owned by an entity controlled by KKR Holdings GP Limited, and 7,945,283 shares of Common Stock owned directly, by his spouse, or through certain entities he controls.

As of December 31, 2021, Mr. Roberts may be deemed to be the beneficial owner of 265,447,595 shares of Common Stock, based on the 258,726,163 KKR Group Partnership Units owned by KKR Holdings L.P., 2,677 shares of Common Stock owned by an entity controlled by KKR Holdings GP Limited, and 6,718,755 shares of Common Stock owned through certain entities he controls.

(b)	Percent of class:

As of December 31, 2021, (i) KKR Holdings L.P. may be deemed to be the beneficial owner of approximately 30.3% of the Issuer’s outstanding shares of Common Stock, (ii) Mr. Kravis may be deemed to be the beneficial owner of approximately 31.2% of the Issuer’s outstanding shares of Common Stock, and (iii) Mr. Roberts may be deemed to be the beneficial owner of approximately 31.1% of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

KKR HOLDINGS L.P.
By: KKR Holdings GP, Limited, its general partner

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin,
Director

HENRY R. KRAVIS

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By: /s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

EXHIBITS

Exhibit Number	Title

1
Joint Filing Agreement, dated February 14, 2011, among KKR Holdings L.P., Henry R. Kravis and George R. Roberts (filed as Exhibit 1 to the Schedule 13G filed on February 14, 2011 and incorporated herein by reference).

2	Power of attorney, dated May 28, 2014, granted by Henry R. Kravis (filed as Exhibit 2 to Amendment No. 4 to the Schedule 13G filed on February 13, 2015 and incorporated herein by reference).
3	Power of attorney, dated May 28, 2014, granted by George R. Roberts (filed as Exhibit 3 to Amendment No. 4 to the Schedule 13G filed on February 13, 2015 and incorporated herein by reference).
4	Power of attorney, dated January 14, 2020, granted by Robert H. Lewin. (filed as Exhibit 4 to Amendment No. 9 to the Schedule 13G filed on February 14, 2020 and incorporated herein by reference).